SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          FORM 12B-25

                               Commission File Number 333-37173


                  NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K    [ ] Form 11-K
           [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR


For Period Ended: March 31, 2000


[ ]  Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended: ____________________________________

     Real attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                             PART I
                    REGISTRATION INFORMATION


Full name of registrant         NATIONAL HEALTH REALTY, INC.
Former name if applicable __________________________________________________

Address of principal executive office     100 Vine Street

City, state and zip code        Murfreesboro, Tennessee 37130


                            PART II

                    RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NHR is a guarantor on a loan which has been declared in default as a result of other guarantors violating their financial covenants. NHR is negotiating with the lender to waive these defaults. Until negotiations are complete, however, NHR is unable to finalize the classification of its debt and complete other portions of its financial statements and Form 10-Q.


                            PART IV
                       OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Kenneth D. DenBesten              615        890-2020
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               (Name)                   (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                 [X] Yes [ ] No


     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects the following results:


                               Three Months Ended March 31
                                  2000           1999
     Net Revenues             $ 6,135,000         $ 6,249,000
     Costs and Expenses         3,907,000           3,643,000
     Net Income                 1,977,000           2,313,000
     Earnings Per Common Share        .21                 .24



                  National Health Realty, Inc.
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          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 16, 2000               By: /s/Richard F. LaRoche, Jr.
                                       Secretary



                                   By: /s/Donald K. Daniel
                                       Principal Accounting Officer